Exhibit 99.1

Ferrari signs the 2021-2025 Concorde Agreement

Maranello (Italy), 18 August 2020 - Ferrari N.V. (NYSE/MTA: RACE) announces that Ferrari S.p.A. has signed today the two agreements that will govern the Scuderia’s participation in the FIA Formula One World Championship over the five year period from 2021 to 2025.

The agreement, which was signed with the Fédération Internationale de l’Automobile (“FIA”) and Formula One World Championship Ltd. (“Formula One”), defines the regulatory and governance aspects of the highest level motorsport series. The commercial aspects are defined in the agreement between Ferrari and Formula One.

Scuderia Ferrari is the only team to have taken part in every year of the Formula One World Championship from 1950 to the present day. With a fan base of over 400 million around the world, Ferrari is the most successful team in terms of the number of Drivers’ (15) and Constructors’ (16) titles and when it comes to race wins with 238. On 13th September at Mugello, it will become the first team to reach the milestone of having taken part in 1000 Grands Prix.

Louis Camilleri, CEO, Ferrari:
“We are pleased to have signed up again to what is commonly known as the Concorde Agreement, which will regulate Formula One for the next five years. It is an important step to ensure the stability and growth of the sport. We are very confident that the collaboration with the FIA and Liberty Media can make Formula One even more attractive and spectacular, while preserving its status as the ultimate technological challenge. Racing is in Ferrari's DNA and it is no coincidence that the Scuderia is the only team that has participated in every edition of the FIA Formula One World Championship, becoming an integral and essential part of its success, today as in the past and, above all, in the future.”

Jean Todt, President, FIA:
“We are pleased that Ferrari is a signatory to the new Concorde Agreement, the three-way agreement that assures a stable future for the FIA Formula One World Championship. This is the pinnacle of motorsport and it is natural that the most successful team ever in this series in which it has always been a protagonist, should continue to be so for many years to come.”

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

Chase Carey, Chairman and CEO, Formula One:
“Scuderia Ferrari and Formula One have gone hand in hand since 1950 and we are happy that this relationship is set to continue for a long time, as it is part of the very DNA of this sport. In the path that has led to defining the new Concorde Agreement, we have been able to appreciate Ferrari’s constructive role, always aimed at making the pinnacle of motorsport stronger, fairer and more sustainable. Now the scene is set to work together to ensure Formula One is even more spectacular and attractive for the hundreds of millions of fans from around the world who love this sport.”

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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